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HOLLINGER INC.                                              (COMPUTERSHARE LOGO)

                                                9th Floor, 100 University Avenue
                                                        Toronto, Ontario M5J 2Y1
                                                           www.computershare.com


                                       SECURITY CLASS

                                       HOLDER ACCOUNT NUMBER



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FORM OF PROXY FOR RETRACTABLE COMMON SHARES - SPECIAL MEETING TO BE HELD ON
MARCH 31, 2005
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THIS PROXY IS SOLICITED BY MANAGEMENT OF HOLLINGER INC. IN RESPECT OF THE
SPECIAL MEETING OF THE HOLDERS OF RETRACTABLE COMMON SHARES AND SERIES II PREFERENCE SHARES TO BE HELD MARCH 31, 2005 AT 10:00 A.M. (TORONTO TIME)

Notes

1. To be valid, this proxy must be duly signed and deposited with the Corporation, or Computershare Trust Company of Canada at its Proxy Department at 100 University Avenue, 11th Floor, Toronto, Ontario M5J 2Y1 at any time prior to 10:00 a.m. (Toronto time) on Tuesday, March 29, 2005 or, if the Meeting is adjourned or postponed, the Close of Business on the last Business Day preceding the day of the adjourned or postponed Meeting. A return envelope has been enclosed for your convenience.

2. THE PERSONS SPECIFIED IN THIS FORM OF PROXY ARE OFFICERS OF THE CORPORATION. A SHAREHOLDER MAY APPOINT A PROXYHOLDER, WHO NEED NOT BE A SHAREHOLDER, OTHER THAN THE PERSONS DESIGNATED IN THIS FORM OF PROXY TO ATTEND AND ACT ON BEHALF OF THE SHAREHOLDER AT THE MEETING BY INSERTING THE NAME OF SUCH OTHER PROXYHOLDER IN THE BLANK SPACE PROVIDED HEREIN AND STRIKING OUT THE NAMES OF THE PERSONS DESIGNATED. ALTERNATIVELY, THE SHAREHOLDER MAY SUBMIT ANOTHER APPROPRIATE FORM OF PROXY.

3. If you are an individual holder of Shares, please sign exactly as your Shares are registered. If the Shareholder is a person other than an individual, this proxy must be executed by a duly authorized officer or attorney of the Shareholder and, if the Shareholder is a corporation and such corporation has a corporate seal, its corporate seal should be affixed.

4. If Shares are registered in the name of an executor, administrator or trustee, please sign exactly as the Shares are registered. If the Shares are registered in the name of a deceased or other Shareholder, the Shareholder's name must be printed in the space provided, the proxy must be signed by the legal representative with his or her name printed below his or her signature and evidence of authority to sign on behalf of the Shareholder must be attached to this proxy.

5. Please refer to the accompanying Management Proxy Circular for further information regarding the completion and use of this proxy and other information pertaining to the Meeting.

6. Registered holders of Shares are entitled to dissent in respect of the CS Consolidation Resolution in accordance with the right of dissent described in the accompanying Management Proxy Circular. A Shareholder may only exercise the right to dissent in respect of Shares that are registered in that Shareholder's name. Shareholders who wish to dissent should carefully review the section under the heading "Right of Dissent" in the accompanying Management Proxy Circular.

     THE FAILURE TO COMPLY STRICTLY WITH THE STATUTORY REQUIREMENTS FOR THE RIGHT OF DISSENT MAY RESULT IN THE LOSS OR UNAVAILABILITY OF THE RIGHT OF DISSENT.

7. You are requested to sign this form of proxy and return it as soon as possible. This proxy may be signed by the Shareholder or by the Shareholder's attorney authorized in writing. If the Shares are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc), then all those registered should sign this proxy. If this proxy is not dated in the space provided, it is deemed to bear the date on which it was mailed by Management of the Corporation.

8. Capitalized terms used herein without definitions have the meanings given to such terms in the accompanying Management Proxy Circular.


THANK YOU

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THIS FORM OF PROXY IS SOLICITED BY AND ON BEHALF OF MANAGEMENT.
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APPOINTMENT OF PROXYHOLDER

The undersigned holder of                                  ---------------------
Common Shares hereby appoints
Donald M. J. Vale, President,   OR  instead of any of them
or failing him Peter G. White,                             ---------------------
Vice President, Operations
and Secretary,


as proxy for the undersigned, with power of substitution, to attend and act for and on behalf of the undersigned at the Meeting of the holders of Common Shares and Series II Preference Shares to be held on Thursday, March 31, 2005 at 10:00 a.m. (Toronto time), and at any adjournments or postponements thereof and to vote, as directed below, all Common Shares which the undersigned would be entitled to vote if then present personally upon the following matters:

RESOLUTION

Please read the resolution in full in the accompanying Management Proxy
Circular.

The undersigned hereby directs that the Common Shares represented by this proxy are to be VOTED FOR or AGAINST:

                                                              FOR     AGAINST

The CS Consolidation Resolution to effect the CS     --       [ ]     [ ]
Consolidation and the PS Consolidation, the full text of which is set forth in Appendix A to the accompanying Management Proxy Circular.



AUTHORIZED SIGNATURE(S) - SIGN HERE - THIS SECTION MUST BE COMPLETED FOR YOUR INSTRUCTIONS TO BE EXECUTED.

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED FOR OR AGAINST IN ACCORDANCE WITH THE INSTRUCTIONS OF THE UNDERSIGNED WITH RESPECT TO THE SPECIFIC MATTERS IDENTIFIED ABOVE. FAILING SUCH INSTRUCTIONS OR OTHER DIRECTION TO THE CONTRARY, THE SHARES REPRESENTED BY THIS PROXY WILL NOT BE VOTED FOR OR AGAINST THE CS CONSOLIDATION RESOLUTION. This proxy confers discretionary authority on the proxyholder to vote the Shares represented hereby as such proxyholder thinks fit in respect of any amendment(s) or variation(s) to the matter identified in the accompanying Notice of Meeting and any other matter(s) that may properly come before the Meeting. As of the date of mailing of the Management Proxy Circular, Management of the Corporation was not aware of any such amendment(s) or variation(s) or other matter(s). Any proxy previously given by the undersigned in respect of the Meeting is hereby revoked, and the undersigned ratifies anything the proxyholder may do at the Meeting.

Signature(s)

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